SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Service Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81756X 10 3

(CUSIP Number)

Hovde Capital Advisors LLC
1826 Jefferson Place, N.W.
Washington, D.C. 20036
Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Eric D. Hovde

2.     Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

3.    SEC Use Only:

4.    Source of funds (see instructions):     AF

5.   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.  Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 118,314 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 118,314 Shares

11.     Aggregate amount beneficially owned by each reporting person: 118,314 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 7.0%

14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Richard J. Perry, Jr.

2.    Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

 3.    SEC Use Only:

4.    Source of funds (see instructions):     AF

5.    Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

 7.     Sole voting power: 0 Shares

 8.     Shared voting power: 117,304 Shares

 9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 117,304 Shares

11.     Aggregate amount beneficially owned by each reporting person: 117,304 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 7.0%

14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Steven D. Hovde

2.    Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

3.    SEC Use Only:

4.    Source of funds (see instructions):     AF

5.    Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

 6.   Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 1,250 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 1,250 Shares

11.     Aggregate amount beneficially owned by each reporting person: 1,250 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): .07%

14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Hovde Capital Advisors LLC

2.    Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

 3.    SEC Use Only:

 4.    Source of funds (see instructions):     AF

5.    Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization: Place of Organization – State of Delaware

 Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 117,064 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 117,064 Shares

11.     Aggregate amount beneficially owned by each reporting person: 117,064 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 6.9%

14.     Type of reporting person (see instructions): IA (Investment Advisor)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Financial Institution Partners, L.P.

2.    Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

3.    SEC Use Only:

4.    Source of funds (see instructions):     WC

5.    Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 33,860 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 33,860 Shares

11.     Aggregate amount beneficially owned by each reporting person: 33,860 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 2.0%

14.     Type of reporting person (see instructions): PN (Partnership)

CUSIP No:81756X 10 3

1.     Names of reporting persons:      Financial Institution Partners, Ltd.

2.    Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

 3.    SEC Use Only:

4.      Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.     Citizenship or place of organization: Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 56,818 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 56,818 Shares

11.     Aggregate amount beneficially owned by each reporting person: 56,818 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 3.3%

14.     Type of reporting person (see instructions): CO (Corporation)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Financial Institution Partner III, L.P.

2.     Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.     Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 18,088 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 18,088 Shares

11.     Aggregate amount beneficially owned by each reporting person: 18,088 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 1.0%

14.     Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 81756X 10 3

1.     Names of reporting persons:      Financial Institution Partner IV, L.P.

2.     Check the appropriate box if a member of a group (see instructions): (a) [ ], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.     Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 4,263 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 4,263 Shares

11.     Aggregate amount beneficially owned by each reporting person: 4,263 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): .25%

14.     Type of reporting person (see instructions): PN (Partnership)

FN 1. This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 118,314 shares (the “Reported Shares”) of common stock, par value $0.01 (the “Shares”) of Service Bancorp, Inc. (the “Issuer”), which constitutes approximately 7.0% of the issued and outstanding Shares. For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Richard J. Perry, Jr., a citizen of the United States (“RJP”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”), Financial Institution Partners, Ltd., a Cayman Islands exempted company (“FIP LTD”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”). EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD. The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV. In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”). Except for 4,035 Shares which are owned of record by a separate account managed by the Investment Manager (the “SMA”), the record owners of the Reported Shares are as follows:

FIP LP: 33,860 Shares;
FIP LTD: 56,818 Shares;
FIP III: 18,088 Shares;
FIP IV: 4,263 Shares;
The Foundation: 240 Shares; and
The Plan: 1,010 Shares.

In addition to the foregoing, due to the positions described above, the following Reporting Persons may be deemed to have beneficial ownership over the Reported Shares as follows: As managing members of the Investment Manager, which provides investment management services to FIP LP, FIP LTD, FIP III, FIP IV and the SMA, EDH and RJP may be deemed to have beneficial ownership over those Shares directly owned by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA. As trustees of the Plan, EDH and SDH may be deemed to have beneficial ownership over those Reported Shares directly owned by the Plan. As trustees of the Foundation, EDH, SDH and RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by the Foundation.

Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of his or its pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

Introduction

This statement amends, by restating in its entirely, the Schedule 13D filed by Eric D. Hovde on May 20, 2005, which was subsequently amended on December 10, 2008 (as amended, the "Schedule 13D"), with respect to shares of common stock, par value $0.01 per share (the "Shares") of Service Bancorp, Inc. (the "Issuer").  Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.  This Schedule 13D is being amended and restated to, among other things, modify the number of Shares beneficially owned by the Reporting Persons.

Item 1. Security and Issuer

This statement relates Shares of this Issuer. The address of the principal executive offices of the Issuer is 81 Main Street, Medway, MA 02053.

Item 2. Identity and Background

    (a)     This Schedule 13D is being filed by each of the Reporting Persons: Eric D. Hovde, a citizen of the United States, Richard J. Perry, Jr., a citizen of the United States, Steven D. Hovde, a citizen of the United States, Hovde Capital Advisors LLC, a Delaware limited liability company , Financial Institution Partners, L.P., a Delaware limited partnership, Financial Institution Partners, Ltd., a Cayman Islands exempted company, Financial Institution Partners III, L.P., a Delaware limited partnership, and Financial Institution Partners IV, L.P., a Delaware limited partnership .

     (b)      The business address or principal executive offices for each of the Reporting Persons is 1826 Jefferson Place, N.W., Washington, D.C. 20036, except that the business address for SDH is 1629 Colonial Parkway, Inverness, IL 60067.

     (c)     The principal occupations of EDH and RJP are to serve as managing members of the Investment Manager. The principal occupation of SDH is to serve as the President and Chief Executive Officer of Hovde Financial, Inc., an investment banking affiliate of the Investment Manager. The principal business activity of the Investment Manager is to provide registered investment advisory services. The principal business activity of each of FIP LP, FIP LTD, FIP III and FIP IV (collectively, the “Funds”) is to invest in securities.

     (d)     None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source and Amount of Funds or Other Consideration

With respect to the 118,314 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the “Reported Shares”), the Direct Owners are the owners of record of the Reported Shares and used that amount of working capital to acquire the Reported Shares as set forth below. For purposes hereof, the term “Direct Owners” shall mean the Funds, the Foundation, the Plan, and a separate account managed by the Investment Manager (the “SMA”).

The Foundation: 240 Shares; $6,804
The Plan: 1,010 Shares; $20,261
The SMA: 4,035 Shares; $121,735
FIP LP: 33,860 Shares; $837,358
FIP LTD: 56,818 Shares; $1,173,860
FIP III: 18,088 Shares; $481,322
FIP IV: 4,263 Shares; $114,163

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4. Purpose of Transaction

The Reporting Persons are filing this Schedule 13D to reflect the decrease in the Reporting Persons' relative beneficial ownership of the Issuers' outstanding Shares. The Reporting Persons have disposed of the Shares for investment purposes and as set forth below:

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional Shares of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of Shares of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with the Issuer with respect to the acquisition or disposition of shares, or otherwise. The Reporting Person or persons affiliated therewith may also formulate other purposes, plans, or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer and the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons may be deemed to beneficially own 118,314 Shares, which represents 7.0% of the issued and outstanding Shares, assuming there are 1,677,593 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008. Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power
EDH	118,314 Shares	7.0	-	118,314 Shares
SDH	1,250 Shares	.07	-	1,250 Shares
RJP	117,304 Shares	7.0	-	117,304 Shares
Investment Manager	117,064Shares	6.9	-	117,064 Shares
FIP LP	33,860 Shares	2.0	-	33,860 Shares
FIP LTD	56,818 Shares	3.3	-	56,818 Shares
FIP III	18,088 Shares	1.0	-	18,088 Shares
FIP IV	4,263 Shares	.25	-	4,263 Shares

(b)     See Item 5(a) above.

(c)     Within the last sixty days, the Reporting Persons consummated the following transactions:

(i)

One crossing transaction involving the Shares was effected among the Investment Manager’s clients in order to rebalance such clients’ portfolios as a result of capital flows from contributions and withdrawals made by such clients’ investors. Specifically, on December 31, 2008, the SMA and FIP LTD bought 800 and 6,698 Shares, respectively, and FIP LP, and FIP III sold 7,478 and 20 Shares, respectively. Such transaction was effected at a price of $25.50 per Share. The number of Shares beneficially owned by the Investment Manager did not change as a result of these transactions.

(ii)	The Investment Manager indirectly consummated the following transactions in the Shares in the open market:

a.

On December 8, 2008, each of the Direct Owners listed below purchased the number of Shares listed beside its name. All such purchases were made in the open market at a per share purchase price of $25.99.

1.	FIP LP purchased 16,790 Shares;
2.	FIP LTD purchased 14,230 Shares;
3.	FIP III purchased 5,525 Shares;
4.	FIP IV purchased 990 Shares.

b.	On January 7, 2009, the SMA sold 2,000 Shares. Such sales were made in the open market at a per share purchase price of $ 26.20.

c.	On January 8, 2009, the SMA sold 1,500 Shares. Such sales were made in the open market at a per share purchase price of $26.20.

d.	On January 8, 2009, the SMA sold 1,500 Shares. Such sales were made in the open market at a per share purchase price of $26.20.

e.	On January 14, 2009, each of the Direct Owners listed below sold the number of Shares listed beside its name. All such sales were made in the open market at a per share purchase price of $26.90.

1.	FIP LP sold 12,440 Shares;
2.	SMA sold 70 Shares;
3.	FIP III sold 3,460 Shares;
4.	FIP IV sold 30 Shares.

(d)     No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)     Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated December 10, 2008 (Filed December 10, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member